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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                       PURSUANT TO 13d-l(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)

                              GRILL CONCEPTS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)

                                    398502104
                                 (CUSIP Number)

      Keith M. Wolff, 11828 La Grange Avenue, Los Angeles, California 90025
                                  (310)477-3593
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   SCHEDULE 13D

-------------------                                     -------------------
CUSIP No. 398502104                                              2
-------------------                                     -------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KEITH M. WOLFF

        ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
        ------------------------------------------------------------------------

3       SEC USE ONLY

        ------------------------------------------------------------------------

4       SOURCE OF FUNDS*
             OO
        ------------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        ------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
        ------------------------------------------------------------------------

                7       SOLE VOTING POWER
NUMBER OF                    250,000
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                     N/A
EACH            ----------------------------------------------------------------
REPORTING       9       SOLE DISPOSITIVE POWER
PERSON WITH                  250,000
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                            N/A
                ----------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            250,000
        ------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ]
        EXCLUDES CERTAIN SHARES*
            N/A
        ------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
        (11)
            5.9%
        ------------------------------------------------------------------------

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14      TYPE OF PERSON REPORTING*
             IN
        ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to the Common Stock of Grill Concepts, Inc. The principal executive offices of Grill Concepts are located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c). This statement on Schedule 13D is being filed by Keith M. Wolff. The address of Mr. Wolff is 11828 La Grange Avenue, Los Angeles, California 90025. Mr. Wolff is a private investor and a director of Grill Concepts. He is the Executive Vice President of Wolff Dinapoli LLC, a privately held real estate acquisition, development and management company. The principal place of business address for Wolff Dinapoli LLC is 11828 La Grange Avenue, Los Angeles, California 90025. Mr. Wolff is also the President of Hotel Restaurant Properties, which identifies locations and negotiates the opening of Daily Grill and The Grill restaurants in top tier hotel locations. The principal place of business address for Hotel Restaurant Properties is 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

        (d)-(e). During the last five years, Mr. Wolff: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Wolff is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Mr. Keith Wolff, as Trustee of The Keith Wolff 2000 Irrevocable Trust acquired 250,000 shares of Common Stock of Grill Concepts from his father, Mr. Lewis N. Wolff, pursuant to a purchase and sale agreement, dated August 1, 2000, which is attached hereto as Exhibit 3. Mr. Keith Wolff acquired the shares of Common Stock of Grill Concepts with the following consideration: (i) $24,000 in cash delivered on the date of execution of the purchase and sale agreement; and
(ii) $221,000 shall be due and payable pursuant to a promissory note bearing interest at 6.22% per annum, which is attached hereto as Exhibit 4. The source of the cash paid at closing was from The Keith Wolff 2000 Irrevocable Trust, and the source of the principal and interest due on the promissory note, will be The Keith Wolff 2000 Irrevocable Trust.

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ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Keith Wolff acquired the securities of Grill Concepts for investment purposes. Depending on general market and economic conditions affecting Grill Concepts and other relevant factors, Mr. Wolff may purchase additional securities of Grill Concepts or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

        Except as set forth herein, Mr. Wolff has no present plans or proposals with respect to any material change in Grill Concept's business or corporate structure or which relate to or would result in:

                (a) the acquisition by any person of additional securities of Grill Concepts, or the disposition of securities of Grill Concepts;

                (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Grill Concepts or any of its subsidiaries;

                (c) a sale or transfer of a material amount of assets of Grill Concepts or any of its subsidiaries;

                (d) any change in the present board of directors or management of Grill Concepts, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                (e) any material change in the present capitalization or dividend policy of Grill Concepts;

                (f) any other material changes in Grill Concept's business or corporate structure;

                (g) changes in Grill Concepts' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Grill Concepts by any person;

                (h) causing a class of securities of Grill Concepts to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                (i) a class of equity securities of Grill Concepts becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                (j) any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Keith M. Wolff, as Trustee of The Keith M. Wolff 2000 Irrevocable Trust beneficially owns 250,000 shares of Common Stock, $.00001 par value, of Grill Concepts. The shares of Common Stock beneficially owned by Mr. Wolff constitute approximately 5.9% of the total number of shares of Common Stock of Grill Concepts, based upon 4,203,738 shares of Common Stock outstanding as of August 4, 2000 (as reported in the Quarterly Report on Form 10-Q for the quarter ended June 25, 2000 filed by Grill Concepts on August 9, 2000).

        (b) Mr. Wolff has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Wolff.

        (c) Mr. Wolff has not, during the past sixty (60) days (or since the most recent filing of an SEC Schedule 13D), been involved in any transaction concerning Grill Concepts' Common Stock.

        (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Wolff.

        (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares of Common Stock acquired by Keith Wolff, as Trustee of The Keith M. Wolff 2000 Irrevocable Trust are subject to certain registration rights as provided in a Subscription Agreement and a Letter Agreement, each dated June 20, 1997, which are attached hereto as Exhibits 1 and 2, respectively.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 1 Subscription Agreement dated as of June 20, 1997 between Grill Concepts, Inc. and Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.*

                Exhibit 2 Letter dated June 20, 1997 from Grill Concepts, Inc. to Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993.*

                Exhibit 3       Purchase and Sale Agreement by and between Lewis
                                N. Wolff, as Trustee of the Wolff Revocable
                                Trust of 1993 and Keith M. Wolff, as Trustee of The Keith M. Wolff 2000 Irrevocable Trust.*

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                Exhibit 4       Promissory Note by Keith M. Wolff as Trustee of
                                The Keith M. Wolff 2000 Irrevocable Trust in
                                favor of Lewis N. Wolff, as Trustee of the Wolff Revocable Trust of 1993.*
 -----------------
*Previously filed

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       By: /s/ Keith Wolff
                                           ---------------
                                           Name: Keith Wolff


Dated: September 14, 2000



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